

September 9, 2014

<u>Via E-Mail</u>
Scott D. Chaplin
Senior Vice President & General Counsel
Vista Outdoor Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

   Re: Vista Outdoor Inc.
     Form 10-12B
     Filed August 13, 2014
     File No. 001-36597

Dear Mr. Chaplin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-12B filed August 13, 2014</u>

<u>Exhibits</u>

1. We note that for the years ended March 31, 2014, 2013 and 2012, Walmart accounted for approximately 12%, 14% and 13%, respectively, of your total revenues. Please tell us what consideration you have given to filing these agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

<u>Exhibit 99.1 Information Statement</u>

<u>General</u>

2. We note that certain terms of the spin-off transaction are not known at this time and that the information statement contains many blanks spaces (i.e. beneficial shareholders, distribution

ratio, etc.). Please complete the blank portions of the information statement with your next amendment. We may have further comment.

Summary, page 1

3. Please revise your disclosure to include a summary discussion of your risks equal in prominence to the summary of your competitive strengths.

Questions and Answers About the Spin-Off, page 7

General

4. Please add a question & answer section regarding the executive officers and directors of Vista Outdoor following the spin-off.

Summary Historical And Pro Forma Financial Information, page 13

5. Please revise your summary historical financial information and your selected financial data on page 54 so that it reads consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

6. With regard to Note (4) on page 15, so that we may better understand how you use the non-GAAP measures of EBITDA and Adjusted EBITDA, please address the following:

- We note that you believe that EBITDA and Adjusted EBITDA provide additional information with respect to your performance. On page ii, you indicate that EBITDA and Adjusted EBITDA have important limitations as an analytical tool because these measure do not reflect your cash expenditures or future requirements for capital expenditures or contractual commitments, does not reflect changes in or the cash requirements for working capital needs, does not reflect significant interest expense or cash requirements necessary to service interest, excludes certain tax payments and does not reflect cash requirements for assets being depreciated and amortized that may have to be replaced in the future. Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity given that you present this measure as a performance measure. Please revise your disclosure to address the limitations of EBITDA and Adjusted EBITDA without discussing cash, cash requirements or liquidity;

- Please revise your disclosure to include the reasons why you believe that this information is useful to management and why it may be useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K; and

- Please disclose whether you also use EBITDA or Adjusted EBITDA as a liquidity measure. If so, please also reconcile these financial measures to the most directly comparable GAAP liquidity measure

We are exposed to risks associated with ATKs recent acquisitions of Bushnell…, page 23

7. Please quantify the damages sought in connection with your lawsuit against the seller of Bushnell in connection with working capital purchase price adjustment.

Risk Factors Relating to the Spin-Off, page 29

8. Please disclose risks relating to the replacement of services in the event of termination of the Transition Services Agreement.

A portion of our workforce belongs to a union. Failure to successfully…, page 29

9. Please quantify the percentage of your workforce that belongs to a union to give investors a better understanding of this risk.

The Spin-Off, page 37

Reasons for the Spin-Off, page 37

10. Expand your disclosure, if practicable, to quantify the anticipated effect of the loss of synergies from operating as one company.

When and How You Will Receive Vista Outdoor Shares, page 38

11. Please disclose how you calculated and determined the distribution amount.

Conditions to the Spin-Off, page 46

12. Please briefly describe any conditions to the distribution.

Unaudited Pro Forma Condensed Combined Statements of Income, page 51

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 52

Pro Forma Adjustments, page 52

13. With regard to Note (d), you indicate that adjustments to general and administrative expense have been made to eliminate Bushnell and Savage Arm's pre-acquisition amortization expense and transaction costs. Please tell us whether these transaction costs were related to

the corresponding business combinations. Please tell us how you determined that it was appropriate to eliminate these transaction costs from the pro forma statement of income.

Management's Discussion and Analysis of Financial Condition…, page 56

General

14. We note your description of your transition services agreement and risk factors regarding becoming a stand-alone company. Please revise your MD&A to provide information about the potential variability of your earnings and cash flows after becoming a stand-alone company.

Results of Operations, page 57

Fiscal Year 2014, page 58

15. Please expand your discussion of your consolidated operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

- Quantify how much of the increase in net sales, from period-to-period, was due to changes in volumes sold, changes in selling prices and changes in product mix. Please discuss and quantify the impact of market demand and favorable pricing including the reason for the increase in center fire ammunition sales and increases in rimfire, shotshell and primer products;

- Expand your discussion of gross profit to discuss and quantify the impact of pricing in both of your reportable segments; and

- Please enhance your disclosure to quantify the business reasons for the changes between periods in the significant line items of your statements of income. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, on page 59, you indicate that the increase in operating expenses was due to increased research and development, increased commission and other selling costs, and transaction costs related to acquisitions and the addition of costs associated with the Bushnell and Savage Arms business. However, it is unclear how much of the change was due to each of these business factors.

Liquidity and Capital Resources Overview, page 62

General

16. On page 19, you indicate that you face risks relating to your international business that could impact your business, financial condition and results of operations. We note that you had $40.0 million of cash and cash equivalents as of March 31, 2014. Please disclose the following, if applicable:

   • The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of your most recent period presented; and

   • Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

   Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Operating Activities, page 63

17. In your discussions of operating cash flows for all periods presented, you have indicated that the change was primarily the result of an increase in net income and a decrease in the cash required to fund working capital primarily driven by changes in inventory without further discussion of your working capital components. Please expand this disclosure to also discuss the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts receivables, inventory, earnest money deposits, accounts payable, accrued expenses and customer and builder deposits. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Credit Facilities, page 64

18. Please revise your disclosures to indicate whether you were in compliance with your debt covenants for all periods presented. Also, if you believe non-compliance is reasonably possible, please disclose actual and required ratios/amounts.

Management, page 82

Board of Directors Following the Distribution, page 82

19. Please discuss the specific experience, qualifications, attributes or skills that led to the
conclusion that each person should serve as a director. Refer to Item 401(e) of Regulation S-
K.

Executive Compensation, page 86

20. Please revise this section to provide all of the information required by Item 402 of Regulation
S-K.   Refer to Question 217.01 of our Regulation S-K Compliance and Disclosure
Interpretations.

Financial Statements – Vista Outdoor

General

21. Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

1.Summary of Significant Accounting Policies, page F-7

Self Insurance, page F-11

22. Please disclose your excess loss limits associated with each risk you are self-insured for,
including but not limited to medical and elements of your property and liability insurance
programs. Please also disclose each risk for which you do not have excess loss limits.

11. Income Taxes, page F-27

23. You disclose that you have provided for US deferred income taxes in the amount of $7,320
on foreign undistributed earnings not considered permanently reinvested. You also disclosed
that you have undistributed earnings generated from some foreign subsidiaries where no
deferred tax liability has been recorded as you intend to permanently reinvest these earnings.
Please revise your footnote comply with ASC 740-30-50-2, including but not limited to
disclosing the cumulative amounts of undistributed earnings generated by your foreign
subsidiaries.

17. Subsequent Events

24. You disclosed that you evaluated subsequent events through August 13, 2014.   Please revise
your footnote to disclose whether that date represents the date the financial statements were
issued or the date they were available to be issued. Please refer to ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Craig F. Arcella (*via e-mail*)
    Cravath Swaine & Moore